ICOX INNOVATIONS INC.
4101 Redwood Ave., Building F
Los Angeles, CA 90066
Tel: (424) 570-9446

July 17, 2018

via edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

USA

Attention:	Jan Woo
Legal Branch Chief
Office of Information Technologies and Services

Dear Sirs:

Re:	ICOX Innovations, Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed May 17, 2018 File No. 333-224161

We write in response to your letter of June 26, 2018 to Michael Blum, Chief Financial Officer of the Company, with respect to Amendment No. 1 to Registration Statement on Form S-1 filed by the Company on May 17, 2018. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of June 26, 2018.

General

1.	Please identify the services to be provided by Business Instincts Group Inc. (“BIG”), including whether BIG holds customer funds and securities, solicits investors, or negotiates or effects transactions in securities. Please also tell us why you and BIG do not need to register as broker-dealers under Section 15 of the Securities Exchange Act of 1934.

The following paragraph under the heading “Description of Business – Recent Developments” describes the services provided by BIG. The underlined part is newly added.

On October 18, 2017, we entered into a business services agreement with Business Instincts Group Inc. (“BIG”), whereby we retained the services of BIG to provide certain services, including creating, designing and project managing the launching of initial coin offerings for our clients, in consideration for a monthly fee of $35,000 and a signing bonus of $100,000 payable as follows: (i) $50,000 upon closing of up to $750,000 of equity financing and (ii) $50,000 payable on signing of the first client agreement. The agreement continues for a two-year term which will automatically be renewed unless: (i) mutually agreed to by BIG and us, or (ii) written notice of non-renewal is provided by the non-renewing party to the other at least 90 days prior to the end of the term. The agreement may be terminated by either party, without cause, at any time upon the provision of 90 days written notice to the other party. Our chairman, Cameron Chell, is a director, officer and an indirect shareholder of BIG. On June 25, 2018, we entered into an amendment agreement to amend the business services agreement with BIG. Pursuant to the amendment agreement, BIG and our company agreed to increase the base fee for BIG’s provision of strategic leadership, analysis, project management and administrative management to $105,000 per month from $35,000 per month, effective as of June 1, 2018. We also agreed to pay BIG a bonus in the amount of $280,000 payable on or before June 30, 2018. All other terms of the business services agreement are unaffected and continue in full force and effect.

In addition, we added the following underlined part in the last paragraph under the heading “Description of Business – Overview” to indicate that the most of services provided by BIG are of technical nature:

Our services include strategic planning, project planning and program management, structure development and administration, business plan modelling, customer development, including customer discovery and scoping as well as product commercialization and support, technology development and support, whitepaper preparation, due diligence reporting, governance planning and management. Our services are provided by a combination of our management, Business Instincts Group Inc. and other external consultants. Most of the services provided by Business Instincts Group Inc. relate to the technical process and execution portion of our services.

Please note that BIG does not hold the Company’s customers’ funds and securities, solicit investors, or negotiates or effects transactions in securities of the Company’s customers.

We also submit that the Company and BIG do not need to register as broker-dealers under Section 15 of the Securities Exchange Act of 1934 (the “1934 Act”).

Analysis

Brokers and dealers are required to register with the Securities and Exchange Commission (the “Commission”) if they use the mails or any means or instrumentality of interstate commerce either to effect transactions or to attempt to induce the purchase or sale of any security other than exempted securities or commercial paper, bankers’ acceptances, or commercial bills.

The term “broker” is defined by the 1934 Act to mean “any person engaged in the business of effecting transactions in securities for the account of others.” The term “dealer” is defined to mean “any person engaged in the business of buying and selling securities for his own account … but does not include … any person insofar as he buys or sells securities … not as a part of a regular business.”

Thus in order for registration to be required, the business engaged in must be interpreted as constituting either “effecting transactions in securities for the account of others” or “buying and selling securities” for a person’s own account.

The Company’s business is a services and development business that provides a turnkey set of services for companies to develop and integrate blockchain and cryptocurrency technologies into their business operations.

The Company’s services include strategic planning, project planning and program management, structure development and administration, business plan modelling, customer development, including customer discovery and scoping as well as product commercialization and support, technology development and support, whitepaper preparation, due diligence reporting, governance planning and management. The Company’s services are provided by a combination of the Company’s management, BIG and other external consultants. Most of the services provided by BIG relate to the technical process and execution portion of our services.

The Company does not find or make referrals to, or otherwise solicit, or assist in any way in the solicitation of, investors for investment in the Company’s clients’ coin offerings, act as a placement agent for the sale of the Company’s clients’ coins, or otherwise engage in any activity that would require the Company to register under Section 15(b) of the Securities Exchange Act of 1934, or similar provisions under state law.

We note that certain no-action letters issued by the Commission suggest that registration as a broker-dealer is required if the provider of services “acts as agent for an issuer or investor in connection with the purchase or sale of securities.” More objectively, if the provider of services “maintains custody or possession of funds or securities at any stage of a securities transaction,” the Commission suggested that the provider of services must register as a broker-dealer. See ESE Stock Transfer Corp., SEC No-Action Letter, (November 20, 1971); GlobalTec Solutions, LLP, SEC No-Action Letter, (December 28, 2005); HC Copeland and Associates Equities, Incorporated, SEC No-Action Letter, (April, 8, 1982).

In accordance with the guidance provided the above no-action letters, neither BIG nor the Company holds or has access to customer funds or securities. Neither BIG nor the Company is involved in any way with the execution, settlement, or clearance of transactions (involving monies or securities), including by soliciting, process, or facilitating transactions in any way or matching orders or making decisions about routing orders (including decisions regarding the participating broker-dealers to whom orders are sent). Neither BIG nor the Company recommends the purchase or sale or otherwise provides investment advice with respect to any particular security. Neither BIG nor the Company screens counterparties for creditworthiness or arranges for or provides credit to users in connection with securities transactions.

The Company is compensated according to a fee-for-services model and may receive the customer’s tokens and coins as compensation, but does not handle or hold any tokens or coins or securities to be issued to end users of the Company’s customers in their offerings (the “Customer Offerings”).

Additionally, both BIG and the Company in no way act as agents for the Company’s customers, or for any broker-dealer, in connection with the purchase or sale of securities. Neither BIG nor the Company opens brokerage or customer accounts, solicits the opening of brokerage or customer accounts or, sends out customer statements or transactions confirmations, or handles any other aspect of end user accounts with retained broker-dealers. Neither BIG nor the Company answers questions, engages in negotiations, or provides assistance to end users of the Company’s customers in connection with the Customer Offerings. Neither BIG nor the Company makes any recommendation to end users of the Company’s customers in connection with the Customer Offerings.

We further note that the Company requires its customers retains the services of a registered broker-dealer and member firm of the Financial Industry Regulatory Authority, Inc. to conduct the offer and sale of SAFTs or tokens of the Company’s customers. See the heading “Broker-Dealer” in Schedule A to the business services agreement (the “BSA”) between the Company and its first customer, WENN Digital Inc., available at https://www.sec.gov/Archives/edgar/data/1515139/000149315218003641/ex10-1.htm. In addition, the BSA provides that the Company will not perform any services that might require the Company to register as a broker-dealer with the Commission, any Canadian securities commissions, securities regulatory authorities of any other country, or any other Canadian or US federal, state or provincial agency, or self-regulatory organization. The retained registered broker-dealers, and not BIG nor the Company, will perform all brokerage functions associated with the Customer Offerings.

Another no-action letter that is pertinent is NSBA, SEC No-Action Letter (January 17, 1984). In this no-action letter, the staff of the Division of Market Regulation took no-action position concerning the applicability of § 15(a) of the Securities Exchange Act of 1934 to services to be performed under a consulting agreement (the “NSBA Agreement”) between E.F. Hutton & Company (“Hutton”) and the National School Boards Association (“NSBA”), a not-for-profit organization whose members consist of state school board associations, local school boards and districts, and other public educational entities. The NSBA Agreement grew out of a decision by the NSBA, as a service to its members, to work with Hutton to organize liquid asset trusts on a state-by-state basis tailored exclusively for investment by local school districts (collectively, the “Trusts”). Hutton was to serve as the administrator, investment adviser and distributor for the Trusts. The NSBA Agreement provided for the NSBA to serve as a consultant to Hutton at two stages of the development of the Trusts: feasibility and operation.

At the feasibility stage, the NSBA was to consult with Hutton regarding local markets, applicable local laws, competing products, and whether Hutton should pursue development of a Trust in the area. In addition, the NSBA was to arrange for Hutton to meet with appropriate state and local school district officials to discuss local finances and the purpose of the Trusts. At the operational stage, the NSBA was to: (a) schedule and announce through NSBA publications informational meetings and seminars at which Hutton representatives would discuss the Trusts and related matters, (b) consult with Hutton and the state school board associations about local facilities (such as custodial banks) to be used in connection with the Trusts, (c) assist in the preparation and dissemination of information with respect to the existence of the Trusts, (d) allow the use of NSBA publications to give information on how to obtain Trust materials, (e) consult as to operational or coordinating difficulties that might arise between the Trusts and school districts, (f) provide Hutton with mailing lists of NSBA members, and (g) allow the Trusts to use the NSBA logo in informational materials.

The NSBA Agreement provided that the NSBA would not: (i) take part in face-to-face solicitations with respect to participation in the Trusts, (ii) recommend participation in the Trusts, (iii) answer specific questions about the Trusts, or (iv) give investment recommendations, analyses, formulas, guidelines or advice. In addition, Hutton, not the NSBA, would distribute the information statement about a Trust to potential settlors of the Trust (i.e., to the individual school districts), and Hutton would be responsible for the contents of all communications describing the Trusts. If a School District decided to become a settlor of a Trust, it would submit its registration form directly to the Trust, not to the NSBA. The NSBA would have no responsibility for funds and no discretion whether to accept or reject registration forms, and would be required to send all requests for information (except for preprinted materials) directly to Hutton for appropriate action. Further, the agreement between the NSBA and Hutton was to be disclosed in the information statement.

We believe that the NBSA no-action letter supports our view that neither the Company nor BIG is acting as a “broker-dealer”. The services provided by the Company and BIG presents an even stronger argument than the NSBA situation because (1) the Company and BIG do not provide a list of potential end-users to the Company’s customers or assist in soliciting such end-users (as NSBA did by providing mailing lists of NSBA members and allowing the Trusts to use the NSBA logo in information materials), and yet (2) they do not provide any of prohibited brokers services listed in the NSBA no-action letter. The Company and BIG (like the NSBA) do not: (i) take part in any face-to-face negotiations or solicitations, (ii) answering specific questions about the investors in the Customer Offerings, (iii) advise, value or recommend investments in the Customer Offerings, (iv) deliver the offering document for the Customer Offerings, or receive or handle investors’ subscriptions or subscription funds, or (v) having any discretion with respect to the acceptance or rejection of investors.

2.	Please refer to prior comment 2. Disclose the terms of the conditional approval to list on the TSX Venture Exchange as set forth in your Form 8K filed June 1, 2018, and outline any of the conditions that remain unsatisfied.

We have revised the Form S-1 to include the terms of the conditional approval to list on the TSX Venture Exchange after the section entitled “Private Placements – March 2018 Private Placements”.

Please note, however, that the escrow release condition has already been satisfied. Accordingly, the escrow agent released the subscription amounts to the Company and each subscription receipt was automatically converted into one share of the Company’s common stock without payment of any additional consideration.

Risk Factors

General Cryptocurrency Risks

“It may be illegal now, or in the future, to acquire, own, hold, sell, or use . . . ,” page 7

3.	You state that digital assets “generally are not regulated or are lightly regulated in most countries.” We note, however, that certain jurisdictions, including the United States, have a regulatory framework that is applicable to these assets, particularly with respect to digital assets that are deemed securities, as discussed in the first risk factor on page 8. Please reconcile your disclosure.

We have revised this sentence to reflect your comment.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at (604) 643-3106.

Yours truly,

ICOX INNOVATIONS, INC.

/s/ Michael Blum
Michael Blum
Chief Financial Officer